

07002309

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUTTER & COMPANY BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15510 OLIVE STREET, 2ND FLOOR
(No. and Street)

CHESTERFIELD (City) MISSOURI (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH CASTIGLIONI 636-537-8770 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD. (Address) CHESTERFIELD (City) MO (State) 63005 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL PATTERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTER & COMPANY BROKERAGE, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public



"NOTARY SEAL"
Roberta C. Hopkins, Notary Public
St. Louis County, State of Missouri
My Commission Expires 3/19/2009
Commission Number 05507569

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTER & COMPANY BROKERAGE, INC.
Audited Financial Statements
For the Years Ended
December 31, 2006 and 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
185
SECTION

TABLE OF CONTENTS


HOLT and
PATTERSON
LTD., P.C.
CERTIFIED
PUBLIC
ACCOUNTANTS

February 19, 2007

The Board of Directors
Cutter & Company Brokerage, Inc.
Chesterfield, Missouri

We have audited the accompanying statement of financial condition of Cutter & Company Brokerage, Inc. (a corporation) as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter & Company Brokerage, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 338,520	$ 225,501
Marketable Securities Owned, at Market Value	82,345	102,043
Accounts Receivable	276,926	255,057
Prepaid Expenses	34,154	42,946
Deferred Tax Benefit	34,570	34,624
TOTAL CURRENT ASSETS	766,515	660,171
FIXED ASSETS		
Furniture and Fixtures	59,397	58,497
Equipment	38,897	38,897
Leasehold Improvements	24,701	24,701
Building Improvements	149,232	149,232
Computer	107,598	98,570
Accumulated Depreciation	(233,863)	(207,258)
TOTAL FIXED ASSETS	145,962	162,639
OTHER ASSETS		
Deposits	34,716	35,520
TOTAL ASSETS	$ 947,193	$ 858,330

See accountants' report and notes to financial statements

Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006 and 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts Payable	$ 41,185	$ 12,561
Accrued Wages and Commissions	238,849	165,259
401(k) Payable	39,905	54,343
Corporate Income Tax Payable	1,808	25
TOTAL CURRENT LIABILITIES	321,747	232,188
LONG TERM LIABILITIES		
Deferred Tax Liability	7,029	9,111
TOTAL LONG TERM LIABILITIES	7,029	9,111
TOTAL LIABILITIES	328,776	241,299
STOCKHOLDER'S EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,000 shares issued and outstanding	5,000	5,000
Additional Paid in Capital	12,456	12,456
Retained Earnings	723,358	710,417
Accumulated Other Comprehensive Income	(128,026)	(123,787)
Current Earnings	5,629	12,945
TOTAL STOCKHOLDER'S EQUITY	618,417	617,031
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 947,193	$ 858,330

See accountants' report and notes to financial statements

Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Years Ended
December 31, 2006 and 2005

	2006 Amount	2006 Percent	2005 Amount	2005 Percent
INCOME				
Commission and Fee Income	$ 6,472,349	100.00	$ 4,882,448	100.00
TOTAL INCOME	6,472,349	100.00	4,882,448	100.00
OPERATING EXPENSES				
Advertising	4,241	0.07	5,846	0.12
Leads	18,718	0.29	0	0.00
Auto Expense	975	0.02	0	0.00
Bad Debt Expense	0	0.00	78,303	1.60
Bank Charges	429	0.01	142	0.00
Charitable Contributions	1,250	0.02	3,373	0.07
Club Dues	16,802	0.26	16,522	0.34
Clearing Charges and Exchange Fees	425,604	6.58	372,063	7.62
Outside Brokers Commissions	4,286,642	66.23	3,039,538	62.25
Depreciation Expense	26,604	0.41	25,984	0.53
Dues and Subscriptions	36,697	0.57	30,985	0.63
HRA Expense	1,262	0.02	420	0.01
401(k) Expense	66,757	1.03	60,157	1.23
Promotions	9,203	0.14	12,787	0.26
Insurance	68,665	1.06	49,521	1.01
Interest Expense	1,375	0.02	1,363	0.03
Accounting and Audit Fees	9,345	0.14	7,431	0.15
Legal and Professional Fees	1,884	0.03	12,862	0.26
Licenses Expense	860	0.01	569	0.01
Business Meetings	4,755	0.07	306	0.01
Meals and Entertainment	14,171	0.22	15,513	0.32
Miscellaneous Expense	589	0.01	388	0.01
Office Expense	7,655	0.12	8,004	0.16
Taxes - Payroll	59,125	0.91	48,522	0.99
Payroll Services	3,446	0.05	3,090	0.06
Postage and Delivery	12,967	0.20	8,634	0.18
Registration Fees	11,693	0.18	14,647	0.30
Rent Expense	103,474	1.60	100,340	2.06
Repairs and Maintenance	27,849	0.43	39,837	0.82
Salaries	1,161,268	17.94	834,885	17.10
Office Supplies	12,136	0.19	8,818	0.18
Deminimis Fringes	2,875	0.04	1,693	0.03
Copier Contract Expense	7,781	0.12	6,924	0.14
Phone and Communication	24,833	0.38	22,931	0.47
Travel	23,076	0.36	10,019	0.21
Training and Professional Development	5,335	0.08	9,634	0.20
Recruitment	18,431	0.28	3,000	0.06
Personal Property Taxes	1,097	0.02	1,051	0.02
TOTAL OPERATING EXPENSES	6,479,869	100.12	4,856,102	99.46

See accountants' report and notes to financial statements

Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Years Ended
December 31, 2006 and 2005

	2006		2005	
	Amount	Percent	Amount	Percent
Income From Operations	$ (7,520)	(0.12)	$ 26,346	0.54
OTHER INCOME				
Interest and Dividend Income	14,834	0.23	4,376	0.09
Gain on Sale - Market Security	5,621	0.09	0	0.00
TOTAL OTHER INCOME	20,455	0.32	4,376	0.09
OTHER EXPENSES				
Settlement Expense	0	0.00	7,500	0.15
Loss on Sale of Asset	0	0.00	773	0.02
TOTAL OTHER EXPENSES	0	0.00	8,273	0.17
Income Before Taxes	12,935	0.20	22,449	0.46
INCOME TAX				
Federal Income Tax Expense	5,799	0.09	4,492	0.09
State Income Tax Expense	2,409	0.04	1,872	0.04
Deferred Federal Income Tax Expense (Benefit)	(644)	(0.01)	2,243	0.05
Deferred State Income Tax Expense (Benefit)	(258)	(0.00)	897	0.02
TOTAL INCOME TAX	7,306	0.11	9,504	0.19
Net Income (Loss)	$ 5,629	0.09	$ 12,945	0.27

See accountants' report and notes to financial statements
Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 2005	$ 5,000	$ 12,456	$ 723,358	$ (123,787)	$ 617,027
COMPREHENSIVE INCOME					
Net Income			5,629		5,629
Other comprehensive income:					
Unrealized gains (losses) on securities					
Unrealized holding gains (losses) arising during the period				(5,365)	(5,365)
Less: reclassification adjustment					
Income tax expense related to other comprehensive income				1,126	1,126
Total other comprehensive income:					(4,239)
TOTAL COMPREHENSIVE INCOME					618,417
ISSUANCE OF COMMON STOCK					
DIVIDENDS DECLARED					
BALANCE AT DECEMBER 31, 2006	$ 5,000	$ 12,456	$ 728,987	$ (128,026)	$ 618,417

See accountants' report and notes to financial statements
Holt & Patterson, LLC

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$5,629	$12,945
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	26,604	25,984
Deferred income tax expense (benefit)	(902)	3,140
Gain on exchange of marketable securities owned	(5,621)	(603)
Loss (gain) on sale of fixed asset	0	773
Decrease (increase) in notes receivable	0	45,000
Decrease (increase) in accounts receivable	(21,870)	6,074
Decrease (increase) in income tax receivable	0	0
Decrease (increase) in prepaid expenses	8,791	(209)
Decrease (increase) in deposits	804	(2,501)
Increase (decrease) in accounts payable	28,624	2,784
Increase (decrease) in accrued expenses	59,151	48,427
Increase (decrease) in corporate income tax payable	1,783	(11,900)
Total Adjustments	97,364	116,969
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	102,993	129,914
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of marketable securities	48,446	0
Purchase of marketable securities	(28,492)	(7,813)
Purchase of fixed assets	(9,928)	(33,571)
NET CASH USED IN INVESTING ACTIVITIES	10,026	(41,384)
CASH FLOWS FROM FINANCING ACTIVITIES:		
NET CASH USED IN FINANCING ACTIVITIES	0	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	113,019	88,530
CASH AND CASH EQUIVALENTS, beginning of year	225,501	136,971
CASH AND CASH EQUIVALENTS, end of year	$338,520	$225,501
Supplemental Disclosure:		
Interest paid	$1,375	$1,363
Corporate income tax paid	$0	$33,045

CUTTER & COMPANY BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business operations:

Cutter & Company Brokerage, Inc. is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed for the purpose of trading and dealing in stocks, bonds and all other types of securities. The Company does not hold funds or securities for customers, or owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company had a non-cash transaction for the years ended December 31, 2006 and 2005 consisting of the write-off of almost fully depreciated computer equipment for $-0- and $37,519 respectively.

Marketable Securities:

Marketable securities are stated at the lower of aggregate cost or market. Market value and cost at December 31, 2006 and 2005 was as follows:

	2006	2005
Cost	$ 244,403	$ 258,736
Market Value	$ 82,345	$ 102,043

See Accountants' Report

Notes Receivable:

Notes receivable relates to promissory notes from an employee of the Company. The unsecured notes are payable in monthly installments of $7,500, with all unpaid principal and interest due on April 7, 2005. Interest is computed at 10% per annum. In 2005 the employment was terminated and this note receivable was written off to bad debt.

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2006 and 2005. The bad debt expense balance at December 31, 2006 and 2005 was $-0- and $78,303 respectively. The entire balance in bad debt for 2005 was due to write offs of advances deemed uncollectible for two brokers that terminated in 2005.

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2006 and 2005 was $26,604 and $25,984, respectively.

Property and equipment are summarized by the major classification as follows:

Classification	Useful Lives for Purposes of Depreciation	2006	2005
Furniture and Fixtures	5-7 years	$ 59,397	$ 58,497
Equipment	5-7 years	38,897	38,897
Leasehold Improvements	39 years	24,701	24,701
Building Improvements	39 years	149,232	149,232
Computers	5 years	107,598	98,570
Subtotal		379,825	369,897
Less: Accumulated Depreciation – Fixtures and Equipment		(173,050)	(151,506)
Less: Accumulated Depreciation – Leasehold		(60,813)	(55,752)
Subtotal		(233,863)	(207,258)
Total		$ 145,962	$ 162,639

See Accountants' Report

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Income Taxes:

The Company has adopted SFAS 109, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2006	2005
Depreciation	$(33,470)	$ (43,386)
Capital Loss Carryforward Expiring in 2007	2,561	3,208
Capital Loss Carryforward Expiring in 2006	-0-	4,974
Other Comprehensive Income attributable to Unrealized holding Losses on Securities	162,058	156,693
Total	$131,149	$ 121,489

Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. At December 31, 2006 and 2005, the Company had total current deferred tax assets of $34,570 and $34,624, respectively and total long-term deferred tax liabilities of $7,029 and $9,111, respectively.

NOTE 2: RETIREMENT PLAN

In 1999 the Company adopted a 401(k) Employee Pension for all employees meeting eligibility and electing to participate. The Company matches 10% on the first 6% of compensation an employee elects to defer. In addition, the Company has the discretion each year to elect to make a profit sharing plan contribution for all eligible employees. At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. At December 31, 2006 and 2005, the Company elected to contribute an overall percentage of 7.8% and 7.2%, respectively to the profit sharing plan. The employer match and profit sharing plan contribution charged to operations for the years ended December 31, 2006 and 2005 was $66,757 and $60,157, respectively.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rental for office space at December 31, 2006 is approximately $61,693 for 2007. The lease on the office space expires July 30, 2007. Future aggregate minimum annual rentals for the copier equipment lease at December 31, 2006 are approximately $6,740 per year for 2007 and 2008 and $2,810 for 2009. The lease on the copier equipment is set to expire in June 2009. At that time, the Company has an option to extend the lease for an additional year.

Rent expense charged to operations for the years ended December 31, 2006 and 2005 was $111,255 and $107,264, respectively.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial

statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120 percent of the minimum dollar amount required. At December 31, 2006 and 2005, the Company had the following allowable net capital of $286,461 and $287,700, respectively, which was $236,461 and $237,700 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2006 and 2005 was 112% and 84%, respectively.

NOTE 5: PRIOR PERIOD ADJUSTMENT

Certain balance sheet accounts were reclassified so they were reported in the account type that more accurately reflects the nature of the item.

NOTE 6: RECRUITING AND LEAD EXPENSE

During 2006, the Company chose to increase their recruiting efforts in order to increase their client base.

SUPPLEMENTARY INFORMATION

CUTTER & COMPANY BROKERAGE, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2006

Net Capital Computation:

Stockholders' Equity	$	618,417
Deductions and/or charges		
Total stockholders' equity qualified for net capita		618,417
Less: Non-allowable assets:		
Property and Equipment		145,962
Other Assets		70,698
Accounts Receivable		66,811
Prepaid Expenses		35,745
Haircut on securities		12,741
Subtotal		331,957
Net Capital	$	286,461

CUTTER & COMPANY BROKERAGE, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
As of December 31, 2006

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	21,451
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	50,000
Excess Net Capital	$	236,461
Percentage of Aggregate Indebtedness to Net Capital		112 %
Percentage of Debt to Debt-Equity	N/A	

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	$	41,185
Income Taxes Payable		1,808
Accrued Expenses		278,754
	$	321,747

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	304,132
Net audit adjustments		(17,671)
	$	286,461

See accountants' report and notes to financial statements
Holt & Patterson, LLC


HOLT and
PATTERSON
LTD., P.C.
CERTIFIED
PUBLIC
ACCOUNTANTS

February 19, 2007

The Board of Directors
Cutter & Company Brokerage, Inc.
Chesterfield, Missouri

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cutter & Company Brokerage, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1937 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Holt & Patterson, LLC

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